Exhibit 99.1

Americas Gold and Silver Reports Q3-2023 Results

TORONTO--(BUSINESS WIRE)--November 15, 2023--Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, reports consolidated financial and operational results for the quarter ended September 30, 2023.

This earnings release should be read in conjunction with the Company’s Management’s Discussion and Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on the Americas Gold and Silver Corporation SEDAR profile at www.sedar.com, and on its EDGAR profile at www.sec.gov, and which are also available on the Company’s website at www.americas-gold.com. All figures are in U.S. dollars unless otherwise noted.

Highlights

  Revenue of $18.3 million for Q3-2023 compared to revenue of $18.3 million for Q3-2022, resulting from higher silver production and silver price from the Galena Complex, offset by slightly lower base metal production and much lower zinc prices from the Cosalá Operations during the most recent period.
  A net loss of $10.5 million for Q3-2023, or an attributable loss of $0.04 per share representing a decrease in net loss of $14.1 million compared to Q3-2022.
  As previously reported, Q3-2023 consolidated attributable silver production rose 17% totalling approximately 0.39 million ounces compared with approximately 0.33 million ounces in Q3-2022.
  Production was negatively impacted early in the quarter by a planned five-day electrical shutdown at the Galena Complex, as well as mobile equipment availability. The Cosalá Operations had various mill outages totalling 14 days due to heavy rain and tailings work during the Q3-2023 period.
  Q4-2023 production has been strong to date with over 190,000 ounces of attributable silver ounces produced in October. Attributable silver production in November and December are expected to exceed October actuals.
  Attributable cash costs of $19.01/oz silver produced1 and all-in sustaining costs of $29.55/oz silver produced2 during the quarter. Cash costs were negatively impacted in the quarter by losing 19 days of combined production, lower zinc prices and the appreciation in the Mexican peso.
  Following the end of the quarter, the Company commenced discussions with interested metal traders to provide concentrate prepayment financing for the capital requirements at its 100%-owned El Cajón and Zone 120 silver-copper project (“EC120 Project”) at the Cosalá Operations. The Company expects this financing to close before the end of 2023.
  The Company has selected Moran Mining and Tunnelling Limited to finish the Galena Shaft repair work. Moran will begin fabricating the necessary work platforms in their shop and expects to commission to site in early to mid January 2024. The repair work is expected to be completed by the end of Q1-2024.
  Production guidance for 2023 remains unchanged but the Company expects to be at lower end of both the consolidated attributable silver production range of 2.2 and 2.6 million ounces and consolidated attributable silver equivalent2 production range of 5.5 and 6.0 million ounces at budgeted prices.
  Darren Dell resigned from his role as COO with the Company during Q4-2023 to pursue a technical role in corporate banking. Mr. Dell was instrumental in the initial construction and the re-opening of the San Rafael mine, and the driving force behind the re-capitalization of the Galena Complex Joint Venture. The Company is expected to announce Daren’s successor prior to year end.

“The operations had strong silver production in October which is expected to continue for the balance of the year, positioning the Company to meet the lower end of its full year silver production targets following a difficult Q3-2023,” stated Americas President and CEO Darren Blasutti. “On behalf of the Board of Directors, I would like to thank Daren Dell for his leadership, hard work, and dedication at the Company over the previous decade. Daren positioned the Company’s operations to significantly increase its silver production over the next several years in anticipation of much stronger silver prices.”

Galena Complex

Attributable production from the 60% owned Galena Complex was approximately 209,000 ounces of silver and 1.8 million pounds of lead in Q3-2023, compared to approximately 145,000 ounces of silver and 2.1 million pounds of lead in Q3-2022, representing a 44% increase in silver production and a 13% decrease in lead production. Production was negatively impacted early in the quarter by a planned five-day electrical shutdown at the Galena Complex to allow necessary hoist switchgear upgrades. Towards the end of Q3-2023, the Galana Complex was unable to maintain targeted ore production due to unavailability of certain mine mobile equipment. The availability issue has been largely resolved and has led to a strong start in Q4-2023 though improvements were late to positively impact Q3-2023 results.

Cash costs decreased to $22.91 per silver ounce from $28.51 per silver ounce in Q3-2022 with similar decrease to all-in sustaining costs per silver ounce due to the increase in silver production. All-in sustaining costs per silver ounce at the Galena Complex is anticipated to continue to decrease with the completion of the Galena Hoist project as the benefits of economies of scale on the existing cost base are realized.

The Company selected Moran Mining and Tunnelling Limited to finish the Galena Shaft repair work. Moran will begin fabricating the necessary work platforms in their shop and expects to mobilize to site in early to mid January 2024. The repair work is expected to be completed at the end of Q1-2024.

Cosalá Operations

The Cosalá Operations produced approximately 178,000 ounces of silver, 2.8 million pounds of lead and 9.0 million pounds of zinc in Q3-2023, compared to approximately 186,000 ounces of silver, 3.8 million pounds of lead and 9.4 million pounds of zinc in Q3-2022. Production during the quarter was negatively impacted by a cumulative 14 days of lost mill operating time due to heavy rainfall and tailings maintenance. Cash costs per silver ounce increased significantly in the quarter to $14.42 per ounce from $(4.43) per ounce in Q3-2022 due to the lower price of zinc combined with lower base metal production, and the devaluation of the USD relative to the Mexican peso.

With the current higher silver price and lower zinc price, the Company decided to expedite the development of its 100%-owned EC120 Project at the Cosalá Operations. Initial access to the Zone 120 deposit occurred in Q3-2023 from the San Rafael Upper Zone development and approximately 10,000 tonnes of high-grade material was stockpiled from the transition area between the deposits.

The Company has commenced discussions in Q4-2023 with interested metal traders to provide concentrate prepayment financing options for the capital requirements at the EC120 Project. The 2019 Preliminary Feasibility Study entitled “Americas Silver Corporation Technical Report on the San Rafael Mine and the EC120 Preliminary Feasibility Study, Sinaloa, Mexico” dated May 17, 2019 (with an effective date of April 3, 2019) capital estimate assumed a standalone project. The current EC120 Project will take advantage of existing infrastructure, facilities, and equipment currently in use at the Cosalá Operation’s San Rafael Mine. Assuming the Company’s ability to bring to expected production, the EC120 Project is expected to provide significantly improved cash flow to the Company given the shared infrastructure, capital reductions, and the higher silver and copper prices which have improved since the date of the study.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company owns and operates the Cosalá Operations in Sinaloa, Mexico, manages the 60%-owned Galena Complex in Idaho, USA, and is re-evaluating the Relief Canyon mine in Nevada, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

Technical Information and Qualified Persons

The scientific and technical information relating to the Company’s material mining properties contained herein has been reviewed and approved by Chris McCann, P.Eng., Vice President, Technical Services of the Company. The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its mineral properties, all of which are available on SEDAR at www.sedar.com, and EDGAR at www.sec.gov, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

All mining terms used herein have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other metals, the expected prices of gold, silver and other metals, as well as the related costs, expenses and capital expenditures; production from the Galena Complex, including the expected production levels and potential additional mineral resources thereat; the expected timing and completion of the Galena shaft repair following completion of the Galena Hoist installation and the expected operational and production results therefrom, including the anticipated improvements to the cash costs per silver ounce and all-in sustaining costs per silver ounce at the Galena Complex following completion; and mining and processing operations at the Cosalá Operations continuing, including expected production levels and the continuity of legal access for employees and contractors; and statements relating to the Company’s EC120 Project, including expected approvals, financing availability and capital expenditures required to develop such project and reach production thereat, expectations regarding the ability to rely in existing infrastructure, facilities, and equipment. Guidance and outlook references contained in this press release were prepared based on current mine plan assumptions with respect to production, development, costs and capital expenditures, the metal price assumptions disclosed herein, and assumes no adverse impacts to operations from the COVID-19 pandemic, no further adverse impacts to the Cosalá Operations from blockades or work stoppages, and completion of the Galena Hoist project (including current shaft repair) on its expected schedule and budget, and the realization of the anticipated benefits therefrom, and is subject to the risks and uncertainties outlined below. The ability to maintain cash flow positive production at the Cosalá Operations through meeting production targets and at the Galena Complex through implementing the Galena Recapitalization Plan, including the completion of the Galena Hoist project and related shaft repairs on its expected schedule and budget, allowing the Company to generate sufficient operating cash flows while facing market fluctuations in commodity prices and inflationary pressures, are significant judgments in the consolidated financial statements with respect to the Company’s liquidity. Should the Company experience negative operating cash flows in future periods, the Company may need to raise additional funds through the issuance of equity or debt securities. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak including the COVID-19 pandemic, including the emergence of new strains and/or the resurgence of COVID-19, actions that have been and may be taken by governmental authorities to contain the COVID-19 pandemic or to treat its impact and/or the availability, effectiveness and use of treatments and vaccines (including the effectiveness of boosters); the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, including our ability to access goods and supplies, the ability to transport our products and impacts on employee productivity, the risks in connection with the operations, cash flow and results of the Company relating to the unknown duration and impact of the COVID-19 pandemic; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments, risks associated with generally elevated inflation and inflationary pressures, risks related to changing global economic conditions, and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward-looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

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1 This metric is a non-GAAP financial measure or ratio. The Company uses the financial measures “Cash Cost”, “Cash Cost/Ag Oz Produced”, “All-In Sustaining Cost”, and “All-In Sustaining Cost/Ag Oz Produced” in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying cash costs and total costs of operations. Cash costs are determined on a mine-by-mine basis and include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, while all-in sustaining costs is the cash costs plus all development, capital expenditures, and exploration spending.

Reconciliation of Consolidated Cash Costs/Ag Oz Produced(a)
	Q3-2023	Q3-2022
Cost of sales ('000)	$17,984	$17,434
Less non-controlling interests portion ('000)	(3,614)	(3,599)
Attributable cost of sales ('000)	14,370	13,835
Non-cash costs ('000)	16	(18)
Direct mining costs ('000)	$14,386	$13,817
Smelting, refining and royalty expenses ('000)	5,549	5,687
Less by-product credits ('000)	(12,583)	(16,187)
Cash costs ('000)	$7,352	$3,317
Divided by silver produced (oz)	386,615	331,304
Cash costs/Ag oz produced ($/oz)	$19.01	$10.01
Reconciliation of Cosalá Operations Cash Costs/Ag Oz Produced
	Q3-2023	Q3-2022
Cost of sales ('000)	$8,949	$8,435
Non-cash costs ('000)	11	231
Direct mining costs ('000)	$8,960	$8,666
Smelting, refining and royalty expenses ('000)	4,420	4,929
Less by-product credits ('000)	(10,820)	(14,419)
Cash costs ('000)	$2,560	$(824)
Divided by silver produced (oz)	177,503	186,062
Cash costs/Ag oz produced ($/oz)	$14.42	$(4.43)
Reconciliation of Galena Complex Cash Costs/Ag Oz Produced
	Q3-2023	Q3-2022
Cost of sales ('000)	$9,035	$8,999
Non-cash costs ('000)	8	(415)
Direct mining costs ('000)	$9,043	$8,584
Smelting, refining and royalty expenses ('000)	1,882	1,264
Less by-product credits ('000)	(2,939)	(2,947)
Cash costs ('000)	$7,986	$6,901
Divided by silver produced (oz)	348,521	242,070
Cash costs/Ag oz produced ($/oz)	$22.91	$28.51
Reconciliation of Consolidated All-In Sustaining Costs/Ag Oz Produced (a)
	Q3-2023	Q3-2022
Cash costs ('000)	$7,352	$3,317
Capital expenditures ('000)	3,434	2,340
Exploration costs ('000)	640	526
All-in sustaining costs ('000)	$11,426	$6,183
Divided by silver produced (oz)	386,615	331,304
All-in sustaining costs/Ag oz produced ($/oz)	$29.55	$18.66

Reconciliation of Cosalá Operations All-In Sustaining Costs/Ag Oz Produced
	Q2-2023	Q3-2022
Cash costs ('000)	$2,560	$(824)
Capital expenditures ('000)	2,077	1,153
Exploration costs ('000)	198	479
All-in sustaining costs ('000)	$4,835	$808
Divided by silver produced (oz)	177,503	186,062
All-in sustaining costs/Ag oz produced ($/oz)	$27.24	$4.35
Reconciliation of Galena Complex All-In Sustaining Costs/Ag Oz Produced
	Q3-2023	Q3-2022
Cash costs ('000)	$7,986	$6,901
Capital expenditures ('000)	2,263	1,979
Exploration costs ('000)	737	78
All-in sustaining costs ('000)	$10,986	$8,958
Galena Complex Recapitalization Plan costs ('000)	275	2,858
All-in sustaining costs with Galena Recapitalization Plan ('000)	$11,261	$11,816
Divided by silver produced (oz)	348,521	242,070
All-in sustaining costs/Ag oz produced ($/oz)	$31.52	$37.00
All-in sustaining costs with Galena Recapitalization/Ag oz produced ($/oz)	$32.31	$48.81

(a)

Throughout this press release, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

[2]

Silver equivalent ounces for Q3-2023 and Q3-2022 were calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period throughout this press release. Silver equivalent ounces for the 2023 guidance and 2024 outlook references were calculated based on $22.00/oz silver, $1.45/lb zinc, $1.00 /lb lead, and $3.75/lb copper throughout this press release.

Contacts

Stefan Axell
VP, Corporate Development & Communications
Americas Gold and Silver Corporation
416-874-1708

Darren Blasutti
President and CEO
Americas Gold and Silver Corporation
416‐848‐9503